FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: April 5, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS TO PRESENT VIRULIZIN(R) MECHANISM OF ACTION RESULTS AT AMERICAN ASSOCIATION FOR CANCER RESEARCH (AACR) MEETING

-Presentation further elucidates the mechanism of action of Virulizin(R)-

TSX:        LOR

AMEX:        LRP

TORONTO, CANADA, APRIL 15, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that data from the Company's studies aimed at the mechanism of Virulizin(R)-mediated anticancer activity have been accepted for presentation at the 96th Annual Meeting of the American Association for Cancer Research (AACR) in Anaheim, California, from April16-20, 2005.

The presentation entitled "Virulizin(R), a novel immunotherapeutic agent, enhances NK cell activity through stimulation of IL-12 expression," will be presented on Sunday April 17, 2005, 8:00 am to 12:00pm (board number 21: abstract number 729).

Virulizin(R), Lorus' lead anticancer drug candidate, demonstrates excellent anticancer activity in multiple animal models of human cancer.  Furthermore, results from a number of studies implicate macrophages and NK cells, essential parts of the innate immune response, in the antitumor mechanism mediated by Virulizin(R).

To expand the understanding of Virulizin(R)'s activity at the cellular and molecular level, Lorus initiated studies to identify cytokines, molecules that act as messengers in the immune system, that are involved in transmitting the stimulatory effects of Virulizin(R) to macrophage and NK cells.

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In the present study, depletion of NK cells in experimental animal models compromised the antitumor activity of Virulizin(R) corroborating earlier data that provided evidence for an essential role for NK cells in Virulizin(R)-mediated antitumor activity.  Furthermore, NK cells isolated from Virulizin(R)-treated mice were found to have increased cell killing ability, or cytotoxicity, against NK-sensitive cells and human melanoma cells, but not against NK-insensitive cells.

An increased level of IL-12β was observed in the serum of mice treated with Virulizin(R).  An increase in IL-12α and IL-12 mRNA and IL-12 protein levels was also observed in macrophages isolated from Virulizin(R) -treated mice.  The Virulizin(R)-induced cytotoxic activity of NK cells was abolished when IL-12 was neutralized using an IL-12 specific antibody, linking increased IL-12 levels to stimulation of NK cells.  These results indicate that Virulizin(R) induces IL-12 production in macrophages, which in turn stimulates NK cell-mediated antitumor activity.

"The identification of IL-12 as one of the cytokines that links macrophage activation by Virulizin(R) to NK-mediated antitumor activity represents an important addition to our understanding of the mechanism by which Virulizin(R) acts," said Dr. Jim Wright, CEO of Lorus.  "The annual AACR meeting provides us valuable feedback on our scientific progress and I am very pleased to have the opportunity to share these findings with the cancer research community."

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.